AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

29 March 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 26 March 2004, Re: Amsteel Corporation Berhad - Proposed Parkson Disposal and Proposed LCB Shares Disposal for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 4/20

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **26/03/2004 06:24:34 PM**
Submitted by **AMSTEEL** on **26/03/2004 06:26:20 PM**
Reference No **AA-040326-90512**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

AMSTEEL CORPORATION BERHAD
PROPOSED PARKSON DISPOSAL
PROPOSED LCB SHARES DISPOSAL

* **Contents :-**

We refer to the announcements made on 9 September 2003, 7 October 2003, 23 October 2003, 5 February 2004, 4 March 2004, 9 March 2004, 19 March 2004 and 25 March 2004 by Amsteel Corporation Berhad ("Amsteel" or the "Company") and its adviser, Public Merchant Bank Berhad.

The Company wishes to announce that pursuant to the Parkson Supplemental Agreement, Amsteel (as nominee for the Amsteel Group Vendors and Lion Asia Investment Pte Ltd) had on 26 March 2004 received the following from Lion Diversified Holdings Berhad:-

i. the cash payment of RM142.83 million; and

ii. cash payment of RM2.78 million as settlement of the net inter-company balance due to and owed by the Parkson Retail Group to the vendors and their related companies as at 29 February 2004.

Unless otherwise stated, defined terms used in this announcement shall carry the same meaning as defined in the previous announcements.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (2...

Secretary

26 MAR 2004